SEC ... IISSION


05040198

VF 4-28-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66410

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Wealth Strategies Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. Kings Hwy Suite 302
(No. and Street)

Cherry Hill (City) NJ (State) 08034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C Gaul 856 755 0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Litwin, Robert Charles
(Name – *if individual, state last, first, middle name*)

4 Hunters Drive (Address) Mount Laurel (City) NJ. (State) 08054 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Litwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Wealth Strategies, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANET FARRELL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 20, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE WEALTH STRATEGIES

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER, 2004

AND

INDEPENDENT AUDITOR'S REPORT

Robert C. Litwin
1170 Delsea Drive, Suite 101
Westville, New Jersey 08093
(856)495-5258
CPA License # CC02560600

CONTENTS

Robert C. Litwin
1170 Delsea Drive, Suite 101
Westville, New Jersey 08093
(856)495-5258
CPA License # CC02560600

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Alternative Wealth Strategies

I have audited the accompanying statement of financial condition of Alternative Wealth Strategies as of December 31, 2004 and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Wealth Strategies as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



ROBERT LITWIN
Certified Public Accountant

Westville, New Jersey
March, 2005

ALTERNATIVE WEALTH STRATEGIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
Cash	$ 6,331
Commissions receivable	420
Investment in securities	0
Total Assets	$ 6,751
LIABILITIES	
Commissions payable	357
Total Liabilities	357
COMMITMENTS AND CONTINGENCIES	
	0
SHAREHOLDERS' EQUITY	
Common stock, 500 no par value shares authorized, issued and outstanding	5
Additional paid in capital	16,668
Retained Earnings	(10,279)
Total Shareholders' Equity	6,394
Total Liabilities and Shareholders' Equity	$ 6,751

The accompanying Notes to the Financial Statements
are an integral part of this report.

ALTERNATIVE WEALTH STRATEGIES

STATEMENT OF INCOME

DECEMBER 31, 2004

REVENUE	
Commission income	$ 41,832
Due Diligence Fee	1,000
Total Revenue	42,832
EXPENSES	
Commission	37,474
CRD Filing Fees	5,677
Office Expense	9,945
Bank Fees	15
Total expenses	53,111
Net Income	$(10,279)

The accompanying Notes to the Financial Statements are an integral part of this report.

ALTERNATIVE WEALTH STRATEGIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balances, January 1, 2005	500	$ 5	11,995	0	$ 12,000
Plus: Net income for the year		0	4,673	(10,279)	(5,606)
Less: Distributions		0	0	0	0
Balances, December 31, 2005	500	$ 5	16,668	(10,279)	$ 6,394

The accompanying Notes to the Financial Statements are an integral part of this report.

ALTERNATIVE WEALTH STRATEGIES

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

None

The accompanying Notes to the Financial Statements
are an integral part of this report.

ALTERNATIVE WEALTH STRATEGIES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING DECEMBER 31, 2004

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$(10,279)
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on securities	0
Changes in:	
Commissions receivable	420
Accrued expenses	
Commissions payable	(357)
Net cash provided by/(consumed in) operations	(10,216)
CASH FLOWS USED BY INVESTING ACTIVITIES	
Increase in investment in securities	0
Purchase of equipment	0
Net cash used by investing activities	0
CASH FLOWS USED BY FINANCING ACTIVITIES	
Shareholder distribution	0
Increase in additional paid in capital	4,673
Net cash used by financing activities	4,673
NET CASH INCREASE/(DECREASE)	(5,543)
CASH – Beginning of year	11,874
CASH – End of year	$ 6,331

The accompanying Notes to the Financial Statements
are an integral part of this report.

ALTERNATIVE WEALTH STRATEGIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

Alternative Wealth Strategies (the "Company") conducts business as a broker/dealer in syndicated limited partnerships and securities with registered representatives throughout the United States.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
B. Property and equipment – Property and equipment are carried at cost. Depreciation is provided using the straight-line method over periods of five and seven years.
C. Income taxes – The Company has filed elections pursuant to Subchapter S of the Internal Revenue Code and corresponding state statutes, and accordingly, any Federal and most State income taxes due or tax benefits derived are the responsibility of the shareholders.
D. Statement of cash flows – For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, during the first year of business. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12.5 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $5,995 and $6,281 respectively. The ratio of aggregate indebtedness to net capital was .82 to 1.

Robert C. Litwin
1170 Delsea Drive, Suite 101
Westville, New Jersey 08093
(856)495-5258
CPA License # CC02560600

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Shareholder of
Alternative Wealth Strategies

I have audited the accompanying financial statements of Alternative Wealth Strategies as of and for the year ended December 31, 2004, and have issued our report thereon dated March, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ROBERT LITWIN
Certified Public Accountant

Westville, New Jersey
March, 2005

Schedule 1

ALTERNATIVE WEALTH STRATEGIES

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS	
Payables	
Commissions payable	$ 357
Total aggregate indebtedness	$ 357
Minimum dollar requirement	$ 5,000
Minimum required net capital	$ 5,000
NET CAPITAL	
Shareholders' equity	$ 6,394
Deductions:	
Non-allowable assets	0
Other securities	0
Security deposit	0
Property and equipment – net	0
Haircuts on other securities	0
Net capital	6,394
Less: Minimum required net capital	$ 5,000
Capital in excess of minimum requirement	$ 1,394
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.82 to 1

ALTERNATIVE WEALTH STRATEGIES

RECONCILIATION OF THE COMPUTATION OF
AGGREGATE INDEBTEDNESS AND NET CAPITAL
WITH THAT OF THE REGISTRANT
AS FILED IN PART IIA OF FORM X-17A-5

DECEMBER 31, 2004

There are no material differences from the computation of aggregate indebtedness and net capital as per Schedule 1 and that included in the Company's Part IIA (unaudited) FOCUS report.

Schedule 3

ALTERNATIVE WEALTH STRATEGIES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2004

Not applicable.

Schedule 4

ALTERNATIVE WEALTH STRATEGIES

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2004

Not applicable.

Schedule 5

ALTERNATIVE WEALTH STRATEGIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1
AND THE COMPUTATION FOR DETERMINATION OF
THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15C3-3

DECEMBER 31, 2004

Not applicable.

Robert C. Litwin
1170 Delsea Drive, Suite 101
Westville, New Jersey 08093
(856)495-5258
CPA License # CC02560600

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Alternative Wealth Strategies

In planning and performing our audit of the financial statements of Alternative Wealth Strategies for the year ending December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a(-g(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be a material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



ROBERT LITWIN
Certified Public Accountant

Westville, New Jersey
March, 2005